Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Blockchain Coinvestors Acquisition Corp. I on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, amended, of our report dated August 26, 2021, except for Note 9, as to which the date is October 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Blockchain Coinvestors Acquisition Corp. I as of July 2, 2021 and for the period from June 11, 2021 (inception) through July 2, 2021, which report appears in the Registration Statement on Form S-1 as filed (File No. 333-259091) of Blockchain Coinvestors Acquisition Corp. I.

/s/ Marcum LLP

Marcum LLP

Houston, Texas

November 9, 2021